FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                                February 3, 2004

                        Commission File Number 001-16625


                                  BUNGE LIMITED

                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F    X   Form 40-F
                                     -------         ------

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----------

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                                -----------

          Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                           Yes                  No    X
                               --------            ---------

          If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-


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This report on Form 6-K shall be incorporated by reference into the Registration
Statements on Form F-3 (Registration Nos. 333-104974, 333-106182, 333-107376,
333-108441-01, 333-109309 and 333-110904), as amended, and the Registration
Statement on Form F-4 (Registration Statement No. 333-108462), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762, 333-76938 and 333-109446) filed by Bunge Limited under the
Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.


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                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 Press release dated February 3, 2004 announcing fourth quarter and full year results.


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                                   SIGNATURES
                                   ----------

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BUNGE LIMITED





Date: February 3, 2004                   By: /s/  WILLIAM M. WELLS
                                            -----------------------------
                                            William M. Wells
                                            Chief Financial Officer